Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Castor Maritime Inc. (“Castor”) for the three-month periods ended March 31, 2021, and 2022. Unless otherwise specified herein, references to the “Company”, “we”, “our” and “us” or similar terms shall include Castor and its wholly owned subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Risk Factors” in our Annual Report for the year ended December 31, 2021 (the “2021 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2022. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see the 2021 Annual Report. Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2021 Annual Report.

Business Overview and Fleet Information

We are a growth-oriented global shipping company that was incorporated in the Republic of the Marshall Islands in September 2017 for the purpose of acquiring, owning, chartering and operating oceangoing cargo vessels. We are a provider of worldwide seaborne transportation services for dry bulk cargo as well as crude oil and refined petroleum products.

We currently operate a fleet consisting of twenty dry bulk carriers that engage in the worldwide transportation of commodities such as iron ore, coal, soybeans etc., with an aggregate cargo carrying capacity of 1.7 million dwt and an average age of 12.4 years, seven Aframax/LR2 tankers that engage in the worldwide transportation of crude oil, with an aggregate cargo carrying capacity of 0.8 million dwt and an average age of 17.7 years and two Handysize tankers that carry oil and petroleum products, with an aggregate cargo carrying capacity of 0.1 million dwt and an average age of 16.2 years (which we refer to throughout this report as our “Fleet”). The average age of our entire Fleet is 14.0 years. Our management reviews and analyzes operating results for our business over three reportable segments, (i) Dry bulk vessels, (ii) Aframax/LR2 tanker vessels, and (iii) Handysize tanker vessels.

Our Fleet operates in the time charter and voyage charter markets, while some of our tanker vessels currently operate in pools. Our commercial strategy primarily focuses on deploying our Fleet under a mix of period time charters and trip time charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates associated with period time charters or to profit from attractive trip charter rates during periods of strong charter market conditions.

Our vessels are technically managed by Pavimar S.A, or Pavimar, a company controlled by Ismini Panagiotidis, the sister of our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, and, commercially managed by Castor Ships S.A, or Castor Ships, a company controlled by Mr. Petros Panagiotidis.

The following table summarizes key information about our Fleet as of the date of this report:

Fleet vessels:

Dry Bulk Carriers
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)	Delivery Date
Magic P	Panamax	76,453	2004	Japan	$7.35	02/21/2017
Magic Sun	Panamax	75,311	2001	Korea	$6.71	09/05/2019
Magic Moon	Panamax	76,602	2005	Japan	$10.20	10/20/2019
Magic Rainbow	Panamax	73,593	2007	China	$7.85	08/08/2020
Magic Horizon	Panamax	76,619	2010	Japan	$12.75	10/09/2020
Magic Nova	Panamax	78,833	2010	Japan	$13.86	10/15/2020
Magic Orion	Capesize	180,200	2006	Japan	$17.50	03/17/2021
Magic Venus	Kamsarmax	83,416	2010	Japan	$15.85	03/02/2021
Magic Argo	Kamsarmax	82,338	2009	Japan	$14.50	03/18/2021
Magic Twilight	Kamsarmax	80,283	2010	Korea	$14.80	04/09/2021
Magic Nebula	Kamsarmax	80,281	2010	Korea	$15.45	05/20/2021
Magic Thunder	Kamsarmax	83,375	2011	Japan	$16.85	04/13/2021
Magic Eclipse	Panamax	74,940	2011	Japan	$18.48	06/07/2021
Magic Starlight	Kamsarmax	81,048	2015	China	$23.50	05/23/2021
Magic Vela	Panamax	75,003	2011	China	$14.50	05/12/2021
Magic Perseus	Kamsarmax	82,158	2013	Japan	$21.00	08/09/2021
Magic Pluto	Panamax	74,940	2013	Japan	$19.06	08/06/2021
Magic Mars	Panamax	76,822	2014	Korea	$20.40	09/20/2021
Magic Phoenix	Panamax	76,636	2008	Japan	$18.75	10/26/2021
Magic Callisto	Panamax	74,930	2012	Japan	$23.55	01/04/2022
Aframax/LR2 Tankers
Wonder Polaris	Aframax LR2	115,351	2005	Korea	$13.60	03/11/2021
Wonder Sirius	Aframax LR2	115,341	2005	Korea	$13.60	03/22/2021
Wonder Vega	Aframax	106,062	2005	Korea	$14.80	05/21/2021
Wonder Avior	Aframax LR2	106,162	2004	Korea	$12.00	05/27/2021
Wonder Arcturus (1)	Aframax LR2	106,149	2002	Korea	$10.00	05/31/2021
Wonder Musica	Aframax LR2	106,290	2004	Korea	$12.00	06/15/2021
Wonder Bellatrix	Aframax LR2	115,341	2006	Korea	$18.15	12/23/2021
Handysize Tankers
Wonder Mimosa	Handysize	36,718	2006	Korea	$7.25	05/31/2021
Wonder Formosa	Handysize	36,660	2006	Korea	$8.00	06/22/2021

(1) The Company has entered into an agreement for the sale of the M/T Wonder Arcturus.  Please refer to Note 16 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after March 31, 2022.

We intend to continuously explore the market in order to identify potential acquisition targets which will help us grow our Fleet and business. Our acquisition strategy has so far focused on secondhand Capesize, Kamsarmax, and Panamax dry bulk vessels as well as Aframax, Aframax/LR2 and Handysize tanker vessels, although we may acquire vessels in other sizes, age and/or sectors which we believe offer attractive investment opportunities. We may also opportunistically dispose of vessels and may engage in such acquisitions and disposals at any time and from time to time.

Recent Developments

Please refer to Note 16 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after March 31, 2022.

Operating results

Important Measures and Definitions for Analyzing our Results of Operations

Our management uses the following metrics to evaluate our operating results, including the operating results of our segments level and to allocate capital accordingly:

Vessel Revenues. Vessel revenues are primarily generated from time charters, voyage charters and pool arrangements. Vessel revenues are affected by the number of vessels in our Fleet, hire rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market. Vessel revenues are also affected by our commercial strategy related to the employment mix of our Fleet between vessels on time charters, vessels operating on voyage charters and vessels in pools.

Vessels operating on time charters for a certain period provide more predictable cash flows over that period. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates. We measure revenues in each segment for three separate activities: (i) time charter revenues, (ii) voyage charter revenues, and (iii) pool revenues. For further discussion of vessel revenues, please refer to Note 11 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

Voyage expenses. Our voyage expenses primarily consist of bunker expenses, port and canal expenses and brokerage commissions paid in connection with the chartering of our vessels. Voyage expenses are incurred primarily during voyage charters or when the vessel is repositioning or unemployed. Bunker expenses, port and canal dues increase in periods during which vessels are employed on voyage charters because these expenses are in this case borne by us. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and technical management fees. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Our ability to control our vessels’ operating expenses also affects our financial results. Daily vessel operating expenses are calculated by dividing Fleet operating expenses by the Ownership days for the relevant period.

Off-hire. The period a vessel in our Fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/ or perform special surveys on vessels in our Fleet for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our Fleet over a period and determine both the level of revenues and expenses recorded during that specific period.

Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available days may not be comparable to that reported by other companies.

Operating Days. Operating Days are the Available Days in a period after subtracting off-hire and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels.

Principal factors impacting our business, results of operations and financial condition

-          Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

-          The levels of demand and supply of seaborne cargoes and vessel tonnage in the dry bulk and tanker shipping industries;

-          The cyclical nature of the shipping industry in general and its impact on charter rates and vessel values;

-          The successful implementation of the Company’s growth business strategy, including our ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement our business strategy;

-          The global economic growth outlook and trends;

-          Economic, regulatory, political and governmental conditions that affect shipping and the dry-bulk and tanker industries, including international conflict or war (or threatened war), such as between Russia and Ukraine;

-          The employment and operation of our Fleet including the utilization rates of our vessels;

-          Our ability to successfully employ our vessels at economically attractive rates and our strategic decisions regarding the employment mix of our Fleet in the time, voyage, and pool charter markets, as our charters expire or are otherwise terminated;

-          Management of the financial, general and administrative elements involved in the conduct of our business and ownership of our Fleet, including the effective and efficient technical management of our Fleet by our head and sub-managers, and their suppliers;

-          The number of charterers who use our services and the performance of their charterers’ obligations under their charter agreements, including ’their ability to make timely charter payments to us;

-          Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;

-          The vetting approvals by oil majors of our commercial and technical managers for the management of our tanker vessels;

-          Dry-docking and special survey costs and duration, both expected and unexpected;

-          The level of any distribution on all classes of our shares;

-          Our borrowing levels and the finance costs related to our outstanding debt as well as our compliance with our debt covenants;

-          Management of our financial resources, including banking relationships and of the relationships with our various stakeholders; and

-          Major outbreaks of diseases (such as COVID-19) and governmental responses thereto.

Employment and operation of our Fleet

Another factor that impacts our profitability is the employment and operation of our Fleet. The profitable employment of our Fleet is highly dependent on the levels of demand and supply in the dry bulk and tanker shipping industries, our commercial strategy including the decisions regarding the employment mix of our Fleet among time, voyage and pool charters as well as our managers’ ability to leverage our relationships with existing or potential customers. The effective operation of our Fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our Fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards, and performing the necessary audit for the vessels within the six months of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets and managing our relationships with our service providers and customers.

See also “Item 3. Key Information—D. Risk Factors” in our 2021 Annual Report. Because many of these factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Results of Operations

Consolidated Results of Operations

Three months ended March 31, 2022, as compared to the three months ended March 31, 2021

(In U.S. Dollars, except for number of share data)	Three months ended March 31, 2021	Three months ended March 31, 2022	Change- amount	Change %
Vessel revenues (net of charterers’ commissions)	6,972,853	54,641,313	47,668,460	683.6%
Expenses:
Voyage expenses (including commissions to related party)	426,972	(8,230,771)	8,657,743	2,027.7%
Vessel operating expenses	(3,306,257)	(15,364,118)	12,057,861	364.7%
Management fees to related parties	(774,350)	(2,218,500)	1,444,150	186.5%
Depreciation and amortization	(1,088,548)	(6,081,806)	4,993,258	458.7%
General and administrative expenses (including costs from related party)	(739,231)	(921,707)	182,476	24.7%
Operating income	1,491,439	21,824,411	20,332,972	1,363.3%
Interest and finance costs, net (including interest costs from related party)	(355,116)	(1,608,015)	1,252,899	352.8%
Total other expenses, net	(364,379)	(1,609,281)	1,244,902	341.7%
US source income taxes	—	(238,842)	238,842	100.0%
Net income and comprehensive income	1,127,060	19,976,288	18,849,228	1,672.4%

Earnings per common share, basic and diluted	0.02	0.21
Weighted average number of common shares, basic	57,662,495	94,610,088
Weighted average number of common shares, diluted	63,281,613	94,610,088

Vessel revenues, net – Vessel revenues, net of charterers’ commissions, increased from $7.0 million in the three months ended March 31, 2021, to $54.6 million in the same period of 2022. This increase was largely driven by the acquisition and delivery to our Fleet of 18 vessels since April 1, 2021. The increase in vessel revenues during the three months ended March 31, 2022, as compared with the same period of 2021, was further underpinned by the stronger dry bulk shipping market that prevailed mainly from the second quarter of 2021 and continued during the first quarter of 2022, further discussed below in the dry bulk segment, resulting in higher consolidated daily net revenues as compared with those earned during the same period in 2021.

Voyage Expenses – Voyage expenses increased by $8.7 million, from net gains of $0.4 million in the three months ended March 31, 2021, to expenses of $8.2 million in the corresponding period of 2022. This increase in voyage expenses is mainly associated with the increase (i) in port expenses and bunkers consumption expenses for certain of our tanker vessels as a result of those being engaged in the voyage charter market during the three months ended March 31, 2022, and (ii) in brokerage commissions, corresponding with the increase in vessel revenues in the period.

Vessel Operating Expenses – The increase in operating expenses by $12.1 million, from $3.3 million in the three months ended March 31, 2021, to $15.4 million in the same period of 2022 mainly reflects the increase in the number of vessels in our Fleet.

Management Fees – Management fees in the three months ended March 31, 2021, amounted to $0.8 million, whereas, in the same period of 2022, management fees totaled $2.2 million. This increase in management fees is primarily due to the sizeable increase of our Fleet, resulting in a substantial increase in the total number of Ownership Days for which our managers charge us with a daily management fee.

Depreciation and Amortization – Depreciation and amortization expenses are comprised of vessels’ depreciation and the amortization of vessels’ capitalized dry-dock costs. Depreciation expenses increased from $0.9 million in the three months ended March 31, 2021, to $5.7 million in the same period of 2022 as a result of the increase in the size of our Fleet. Dry-dock and special survey amortization charges amounted to $0.2 million for the three months ended March 31, 2021, compared to a charge of $0.4 million in the respective period of 2022. This increase in dry-dock amortization charges primarily resulted from the ownership of a larger fleet, on average, during the three months ended March 31, 2022, which led to an increase in dry-dock amortization days from 258 in the three months ended March 31, 2021, to 540 in the three months ended March 31, 2022.

General and Administrative Expenses – General and administrative expenses in the three months ended March 31, 2021, amounted to $0.7 million, whereas, in the same period of 2022, general and administrative expenses totaled $0.9 million. This increase stemmed from incurred corporate fees primarily related to the growth of our company.

Interest and finance costs, net – The increase by $1.3 million in net interest and finance costs in the three months ended March 31, 2022, as compared with the respective period in the previous year is mainly due to the increase in the level of our weighted average indebtedness from $29.1 million in the three months ended March 31, 2021 to $149.1 million in the three months ended March 31, 2022.

Segment Results of Operations

Three months ended March 31, 2022, as compared to the three months ended March 31, 2021 —Dry Bulk Segment

(In U.S. Dollars)	Three months ended March 31, 2021	Three months ended March 31, 2022	Change-amount	Change %
Vessel revenues (net of charterers’ commissions)	6,399,663	37,810,865	31,411,202	490.8%
Expenses:
Voyage expenses (including commissions to related party)	465,392	(989,453)	1,454,845	312.6%
Vessel operating expenses	(3,116,266)	(10,127,404)	7,011,138	225.0%
Management fees to related parties	(689,350)	(1,530,000)	840,650	121.9%
Depreciation and amortization	(1,025,357)	(4,272,809)	3,247,452	316.7%
Operating income (1)	2,034,082	20,891,199	18,857,117	927.1%

(1)   Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Vessel revenues, net

Vessel revenues, net of charterers’ commissions for our dry bulk fleet, increased from $6.4 million in the three months ended March 31, 2021, to $37.8 million in the same period of 2022. This increase was largely driven by the acquisition and delivery to our Fleet of 11 dry bulk vessels since April 1, 2021. The increase in vessel revenues during the three months ended March 31, 2022, as compared with the same period of 2021 was further underpinned by the stronger dry bulk shipping market in 2022, resulting in higher daily net revenues earned on average for our dry bulk fleet as compared with these earned during the same period of 2021.

Voyage Expenses

Voyage expenses increased by $1.5 million, from net gains of $0.5 million in the three months ended March 31, 2021, to expenses $1.0 million in the corresponding period of 2022. This increase in voyage expenses is mainly associated with (i) an increase in brokerage commissions by $0.8 million, corresponding with the increase in vessel revenues in the period, and (ii) an increase by $0.9 million in bunkers consumption for certain vessels of our dry bulk fleet primarily as a result of bunker ballast consumption for which relevant ballast compensation is received by the charterers.

Vessel Operating Expenses

The increase in operating expenses for our dry bulk fleet by $7.0 million, from $3.1 million in the three months ended March 31, 2021, to $10.1 million in the same period of 2022 mainly reflects the increase in the number of dry bulk vessels in our Fleet.

Management Fees

Management fees for our dry bulk fleet in the three months ended March 31, 2021 amounted to $0.7 million, whereas in the same period of 2022 management fees totaled $1.5 million. This increase in management fees is due to the sizeable increase of our dry bulk fleet, resulting in a substantial increase in the total number of Ownership Days for which our managers charge us with a daily management fee.

Depreciation and Amortization

Depreciation expenses for our dry bulk fleet increased from $0.9 million in the three months ended March 31, 2021, to $3.9 million in the same period of 2022 as a result of the increase in the size of our dry bulk fleet. There was no significant variation in Dry-dock and special survey amortization charges in the periods discussed.

Three months ended March 31, 2022, as compared to the three months ended March 31, 2021 —Aframax/LR2 Tanker Segment

(In U.S. Dollars)	Three months ended March 31, 2021	Three months ended March 31, 2022	Change -amount	Change %
Vessel revenues (net of charterers’ commissions)	573,190	14,912,032	14,338,842	2,501.6%
Expenses:
Voyage expenses (including commissions to related party)	(38,420)	(7,204,149)	7,165,729	18,651.0%
Vessel operating expenses	(189,991)	(4,208,100)	4,018,109	2,114.9%
Management fees to related parties	(85,000)	(535,500)	450,500	530.0%
Depreciation and amortization	(63,191)	(1,460,033)	1,396,842	2,210.5%
Operating income (1)	196,588	1,504,250	1,307,662	665.2%

(1) Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Vessel revenues, net

Vessel revenues, net of charterers’ commissions for our Aframax/LR2 tanker fleet amounted to $14.9 million in the three months ended March 31, 2022, whereas, in the same period of 2021 vessel revenues, net, amounted to $0.6 million. This variation is mainly due to the increase in the number of vessels that comprise our Aframax/LR2 tanker fleet as, during the three months ended March 31, 2022, we owned on average 7.0 Aframax/LR2 tanker vessels, compared to 0.3 Aframax/LR2 tanker vessels in the corresponding period of 2021.

Voyage Expenses

Voyage expenses for our Aframax/LR2 tanker fleet amounted to $0.0 million and $7.2 million in the three months ended March 31, 2021, and 2022, respectively. As noted under Vessel revenues, net, during the three months ended March 31, 2022, we owned and operated a substantially larger Aframax/LR2 fleet that operated mostly under voyage charters. Voyage expenses for our Aframax/LR2 fleet during the three months ended March 31, 2022, consisted primarily of bunker consumption expenses amounting to $4.9 million, port expenses amounting to $1.8 million and brokerage commissions amounting to $0.5 million.

Vessel Operating Expenses

The increase in operating expenses for our Aframax/LR2 tanker fleet by $4.0 million, from $0.2 million in the three months ended March 31, 2021, to $4.2 million in the same period of 2022, mainly reflects the increase in the number of Aframax/LR2 tanker vessels in our Fleet.

Management Fees

Management fees for our Aframax/LR2 tanker fleet in the three months ended March 31, 2021, amounted to $0.1 million, whereas, in the same period of 2022, management fees totaled $0.5 million. This increase in management fees is due to the sizeable increase of our Aframax/LR2 tanker fleet, resulting in a substantial increase in the total number of Ownership Days for which our managers charge us with a daily management fee.

Depreciation and Amortization

Depreciation expenses for our Aframax/LR2 tanker fleet increased from $0.1 million in the three months ended March 31, 2021, to $1.5 million in the same period of 2022 as a result of the increase in the size of our Aframax/LR2 tanker fleet.

Three months ended March 31, 2022, as compared to three months ended March 31, 2021 —Handysize Tanker Segment

We entered the Handysize tanker business in the second quarter of 2021 and accordingly no comparative financial information exists for the three months ended March 31, 2021.

(In U.S. Dollars)	Three months ended March 31, 2021	Three months ended March 31, 2022	Change -amount
Vessel revenues (net of charterers’ commissions)	—	1,918,416	1,918,416
Expenses:
Voyage expenses (including commissions to related party)	—	(37,169)	37,169
Vessel operating expenses	—	(1,028,614)	1,028,614
Management fees to related parties	—	(153,000)	153,000
Depreciation and amortization	—	(348,964)	348,964
Operating income (1)	—	350,669	350,669

(1) Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Vessel revenues, net

Vessel revenues, net of charterers’ commissions, for our Handysize tanker fleet amounted to $1.9 million in the three months ended March 31, 2022. During the three months ended March 31, 2022, we owned on average two Handysize tanker vessels, both of which were engaged in a pool.

Voyage Expenses

Voyage expenses for our Handysize tanker fleet amounted to $0.0 million in the three months ended March 31, 2022.

Vessel Operating Expenses

Operating expenses for our Handysize tanker fleet amounted to $1.0 million in the three months ended March 31, 2022.

Management Fees

Management fees for our Handysize tanker fleet amounted to $0.2 million in the three months ended March 31, 2022.

Depreciation and Amortization

Depreciation and amortization expenses for our Handysize tanker fleet amounted to $0.3 million in the three months ended March 31, 2022. In June 2021 and up to early July 2021, one of the two Handysize tanker vessels in our Handysize tanker fleet, the M/T Wonder Mimosa, underwent its scheduled dry-dock and special survey resulting in dry-dock amortization charges in the three months ended March 31, 2022, amounting to $0.1 million.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of proceeds from equity offerings, borrowings in debt transactions and cash generated from operations. Our liquidity requirements relate to servicing the principal and interest on our debt, funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations) and maintaining cash reserves for the purpose of satisfying certain minimum liquidity restrictions contained in our credit facilities. In accordance with our business strategy, other liquidity needs may relate to funding potential investments in new vessels and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the three months ended March 31, 2022, our principal sources of funds were cash from operations, and the incurrence of secured debt as discussed below under "Our Borrowing Activities". As of March 31, 2022, and December 31, 2021, we had cash and cash equivalents of $73.4 million and $37.2 million (which excludes $10.6 million and $6.2 million of restricted cash in each period under our debt agreements), respectively. Cash and cash equivalents are primarily held in U.S. dollars.

As of March 31, 2022, we had $154.5 million of gross indebtedness outstanding under our debt agreements, of which $30.7 million matures in the twelve-month period ending March 31, 2023. As of March 31, 2022, we were in compliance with all the financial and liquidity covenants contained in our debt agreements.

Working capital is equal to current assets minus current liabilities. As of March 31, 2022, we had a working capital surplus of $59.9 million as compared to a working capital surplus of $21.0 million as of December 31, 2021.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from the date of this report, will be sufficient to fund the operations of our Fleet, meet our working capital and capital expenditures requirements and service the principal and interest on our debt for that period.

We have entered into contracts to purchase and install Ballast Water Treatment System (“BWTS”) on five of our dry bulk carriers, three of our Aframax/LR2 tanker vessels, and two of our Handysize tanker vessels. As of March 31, 2022, we had completed and put into use the BWTS installation on one of these five dry bulk carriers, the M/V Magic Sun, and one of our two Handysize tanker vessels, the M/T Wonder Mimosa, whereas the contracted BWTS system installations on the remaining eight vessels, comprising of four dry bulk vessels, three Aframax/LR2 tanker vessels, and one Handysize tanker vessel are expected to be concluded during the remainder of 2022. It is estimated that the contractual obligations related to these purchases, as well as purchases for two other vessels in our Fleet that have completed their BWTS installation, excluding installation costs, will be on aggregate approximately €2.8 million (or $3.2 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1136 as of March 31, 2022), of which €2.1 million (or $2.3 million) are due in 2022 and €0.7 million (or $0.9 million) are due in 2023.

Our Borrowing Activities

Please refer to Note 6 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for information regarding our borrowing activities as of March 31, 2022, and subsequently, as of the date of this report.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing, and financing activities and our cash, cash equivalents and restricted cash for the three-month periods ended March 31, 2021, and 2022:

	Three months ended March 31,
(in thousands of U.S. Dollars)	2021	2022
Net cash provided by operating activities	$438,557	$13,063,772
Net cash used in investing activities	(84,198,693)	(22,462,747)
Net cash provided by financing activities	138,572,607	49,974,125
Cash, cash equivalents and restricted cash at beginning of period	9,426,903	43,386,468
Cash, cash equivalents and restricted cash at end of period	$64,239,374	$83,961,618

Operating Activities:

Net cash provided by operating activities amounted to $13.1 million for the three-month period ended March 31, 2022, consisting of net income after non-cash items of $26.3 million and a working capital increase of $13.2 million that mainly derived from (i) increase in accounts receivable trade, net by $4.6 million, (ii) increase in inventories by $4.2 million, and (iii) decrease in balances with related parties amounting to $4.1 million.

Net cash provided by operating activities amounted to $0.4 million for the three-month period ended March 31, 2021, consisting of net income after non-cash items of $2.3 million, offset by a reduction in working capital by $1.9 million.

The $12.7 million increase in net cash from operating activities in the three-month period ended March 31, 2022, as compared with the same period in 2021 reflects mainly the increase in net income after non-cash items which was largely driven by the expansion of our business and the improvement of the dry bulk charter rates earned by the vessels of our Fleet.

Investing Activities:

Net cash used in investing activities amounting to $22.5 million for the three-months ended March 31, 2022, mainly reflects the cash outflows associated with the acquisition of the M/V Magic Callisto, as discussed in more detail under Note 3 of our unaudited interim consolidated financial statements included elsewhere in this report.

Net cash used in investing activities during the three-months ended March 31, 2021 amounting to $84.2 million, mainly reflects the cash outflows associated with the vessel acquisitions we made during the period, as discussed in more detail under Note 6 of our consolidated financial statements included in the 2021 Annual Report.

Financing Activities:

Net cash provided by financing activities during the three-months ended March 31, 2022 amounting to $50.0 million, relates to the $54.3 million net proceeds from the $55.0 million secured term loan facility that we entered into in January 2022 (as further discussed under Note 6 of the unaudited interim condensed consolidated financial statements included elsewhere in this report), as offset by (i) $4.2 million of period scheduled principal repayments under our existing secured credit facilities and (ii) $0.1 million of expenses paid in connection with our ongoing at-the-market common stock offering program, as amended on March 31, 2022.

The three-month period ended March 31, 2021 amounted to a $138.6 million cash inflow from financing activities resulted from (i) the two registered direct offerings of an aggregate 23.18 million common shares with a concurrent private placement of an equivalent aggregate number of warrants on January 5 and January 12, 2021, which resulted in aggregate net cash proceeds to us of $84.8 million, (ii) subsequent exercises of 11.25 million warrants pursuant to the June and July 2020 equity offerings, that resulted in the issuance of an equal number of common shares and proceeds of approximately $39.4 million and (iii) our entry into a $15.3 million secured term loan facility in January 2021, as offset by (i) $0.6 million of scheduled principal repayments under our then existing secured credit facilities and (ii) an aggregate $0.3 million cash outflow related to deferred finance fees payments in the period.

Critical Accounting Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 16.E. Critical Accounting Estimates” in our 2021 Annual Report. For a description of our material accounting policies, please read “Item 18. Financial Statements” and more precisely “Note 2. Summary of Significant Accounting Policies” of our consolidated financial statements included elsewhere in our 2021 Annual Report.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
December 31, 2021 and March 31, 2022
(Expressed in U.S. Dollars – except for share data)

ASSETS		December 31,	March 31,
CURRENT ASSETS:	Note	2021	2022
Cash and cash equivalents		$37,173,736	$73,347,813
Restricted Cash	6	2,382,732	2,903,805
Accounts receivable trade, net		8,224,357	12,792,183
Due from related party	3	—	850,958
Inventories		4,436,879	8,620,602
Prepaid expenses and other assets		2,591,150	4,571,937
Deferred charges, net	11	191,234	375,127
Total current assets		55,000,088	103,462,425

NON-CURRENT ASSETS:
Vessels, net (including $3,406,400, and $3,641,900 related party commissions for the year ended 2021 and three months ended March 31, 2022, respectively)	3, 5	393,965,929	411,961,978
Advances for vessel acquisition	5	2,368,165	—
Restricted cash	6	3,830,000	7,710,000
Due from related party	3	810,437	—
Prepaid expenses and other assets, non-current		2,075,999	1,876,000
Deferred charges, net	4	4,862,824	3,888,220
Total non-current assets		407,913,354	425,436,198
Total assets		$462,913,442	$528,898,623

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	6	16,091,723	29,853,634
Accounts payable		5,042,575	5,620,653
Due to related parties, current	3	4,507,569	426,941
Deferred revenue, net	11	3,927,833	2,430,533
Accrued liabilities		4,459,696	5,210,240
Total current liabilities		34,029,396	43,542,001

Commitments and contingencies	9

NON-CURRENT LIABILITIES:
Long-term debt, net	6	85,949,676	122,445,964
Total non-current liabilities		85,949,676	122,445,964

SHAREHOLDERS' EQUITY:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 94,610,088 shares issued and outstanding as of December 31, 2021, and March 31, 2022	7	94,610	94,610
Preferred shares, $0.001 par value: 50,000,000 shares authorized:	7
Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2021, and March 31, 2022	7	12	12
Additional paid-in capital		303,658,153	303,658,153
Retained earnings		39,181,595	59,157,883
Total shareholders' equity		342,934,370	362,910,658
Total liabilities and shareholders' equity		$462,913,442	$528,898,623

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three months ended March 31, 2021 and 2022
(Expressed in U.S. Dollars – except for share data)

		Three Months Ended March 31,	Three Months Ended March 31,
		2021	2022
REVENUES:	Note
Vessel revenues (net of commissions to charterers of $256,465 and $1,735,941 for the three months ended March 31, 2021, and 2022, respectively)	11	$6,972,853	$54,641,313
Total revenues		6,972,853	54,641,313

EXPENSES:
Voyage expenses, net (including $83,712 and $702,509 to related party for the three months ended March 31, 2021, and 2022, respectively)	3,12	426,972	(8,230,771)
Vessel operating expenses	12	(3,306,257)	(15,364,118)
Management fees to related parties	3	(774,350)	(2,218,500)
Depreciation and amortization	4,5	(1,088,548)	(6,081,806)
General and administrative expenses (including $300,000 to related party in each of the three months ended March 31, 2021, and 2022)	13	(739,231)	(921,707)
Total expenses		(5,481,414)	(32,816,902)

Operating income		1,491,439	21,824,411

OTHER INCOME/ (EXPENSES):
Interest and finance costs (including $75,000 and $0 to related party for the three months ended March 31, 2021, and 2022, respectively)	3,6,14	(379,816)	(1,633,834)
Interest income		24,700	25,819
Foreign exchange losses		(9,263)	(1,266)
Total other expenses, net		(364,379)	(1,609,281)

Net income and comprehensive income, before taxes		$1,127,060	$20,215,130
US Source Income Taxes		—	(238,842)
Net income and comprehensive income		$1,127,060	$19,976,288

Earnings per common share, basic and diluted	10	0.02	0.21
Weighted average number of common shares, basic	10	57,662,495	94,610,088
Weighted average number of common shares, diluted	10	63,281,613	94,610,088

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the three months ended March 31, 2021, and 2022
(Expressed in U.S. Dollars – except for share data)

	Number of shares issued
	Common shares	Preferred A shares	Preferred B shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings /(Accumulated Deficit)	Total Shareholders' Equity
Balance, December 31, 2020	13,121,238	480,000	12,000	13,613	53,686,741	(1,316,735)	52,383,619
- Issuance of common stock pursuant to the registered direct offerings (Note 7)	23,175,000	—	—	23,175	40,568,636	—	40,591,811
- Issuance of common stock pursuant to warrant exercises (Note 7)	34,428,840	—	—	34,429	83,386,517	—	83,420,946
- Net income	—	—	—	—	—	1,127,060	1,127,060
Balance, March 31, 2021	70,725,078	480,000	12,000	71,217	177,641,894	(189,675)	177,523,436

Balance, December 31, 2021	94,610,088	—	12,000	94,622	303,658,153	39,181,595	342,934,370
- Net income	—	—	—	—	—	19,976,288	19,976,288
Balance, March 31, 2022	94,610,088	—	12,000	94,622	303,658,153	59,157,883	362,910,658

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2021, and 2022 (Expressed in U.S. Dollars)

	Note	Three months ended March 31,
		2021	2022
Cash Flows provided by Operating Activities:
Net income		$1,127,060	$19,976,288
Adjustments to reconcile net income to net cash provided by Operating activities:
Depreciation and amortization	4,5	1,088,548	6,081,806
Amortization of deferred finance charges	14	47,603	218,277
Changes in operating assets and liabilities:
Accounts receivable trade, net		(264,402)	(4,567,826)
Inventories		(62,006)	(4,183,723)
Due from/to related parties		(1,589,006)	(4,121,149)
Prepaid expenses and other assets		(718,165)	(1,230,788)
Other deferred charges		—	(183,893)
Dry-dock costs paid		(1,045,204)	(537,430)
Accounts payable		1,156,948	2,364,526
Accrued liabilities		163,609	744,984
Deferred revenue		533,572	(1,497,300)
Net Cash provided by Operating Activities		438,557	13,063,772

Cash flow used in Investing Activities:
Vessel acquisitions and other vessel improvements	5	(75,598,034)	(22,462,747)
Advances for vessel acquisition		(8,600,659)	—
Net cash used in Investing Activities		(84,198,693)	(22,462,747)

Cash flows provided by Financing Activities:
Gross proceeds from issuance of common stock and warrants	7	127,453,446	—
Common stock issuance expenses		(3,313,039)	(65,797)
Proceeds from long-term debt	6	15,290,000	55,000,000
Repayment of long-term debt	6	(550,000)	(4,259,500)
Payment of deferred financing costs		(307,800)	(700,578)
Net cash provided by Financing Activities		138,572,607	49,974,125

Net increase in cash, cash equivalents, and restricted cash		54,812,471	40,575,150
Cash, cash equivalents and restricted cash at the beginning of the period		9,426,903	43,386,468
Cash, cash equivalents and restricted cash at the end of the period		$64,239,374	$83,961,618

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$62,335,854	$73,347,813
Restricted cash, current		403,520	2,903,805
Restricted cash, non-current		1,500,000	7,710,000
Cash, cash equivalents, and restricted cash		$64,239,374	83,961,618

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest		136,555	923,945
Unpaid capital raising costs (included in Accounts payable and Accrued Liabilities)		127,650	—
Unpaid vessel acquisition and other vessel improvement costs (included in Accounts payable and Accrued liabilities)		720,294	26,803
Unpaid advances for vessel acquisitions (included in Accounts payable and Accrued Liabilities)		151,114	—
Unpaid deferred dry-dock costs (included in Accounts payable and Accrued liabilities)		102,273	—
Unpaid deferred financing costs		53,206	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information

Castor Maritime Inc. (“Castor”) was incorporated in September 2017 under the laws of the Republic of the Marshall Islands. The accompanying consolidated financial statements include the accounts of Castor and its wholly owned subsidiaries (collectively, the “Company”). The Company is engaged in the worldwide transportation of ocean-going cargoes through its vessel-owning subsidiaries. On December 21, 2018, Castor’s common shares began trading on the EURONEXT NOTC, under the symbol “CASTOR” and, on February 11, 2019, they began trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTRM”. As of March 31, 2022, Castor was controlled by Thalassa Investment Co. S.A. (“Thalassa”) by virtue of the 100% Series B preferred shares owned by it and, as a result, Thalassa controlled the outcome of matters on which shareholders are entitled to vote. Thalassa is controlled by Petros Panagiotidis, the Company's Chairman, Chief Executive Officer and Chief Financial Officer.

Pavimar S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Pavimar”), a related party controlled by the sister of Petros Panagiotidis, Ismini Panagiotidis, provides technical, crew and operational management services to the Company.

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by Petros Panagiotidis, manages overall the Company’s business and provides commercial ship management, chartering and administrative services to the Company.

As of March 31, 2022, the Company owned a diversified fleet of 29 vessels, with a combined carrying capacity of 2.5 million dwt, consisting of one Capesize, seven Kamsarmax and twelve Panamax dry bulk vessels, as well as one Aframax, six Aframax/LR2 and two Handysize tankers. Details of the Company’s vessel owning subsidiary companies as of March 31, 2022, are listed below.

Consolidated vessel owning subsidiaries:

	Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
1	Spetses Shipping Co. (“Spetses”)	Marshall Islands	M/V Magic P	76,453	2004	February 2017
2	Bistro Maritime Co. (“Bistro”)	Marshall Islands	M/V Magic Sun	75,311	2001	September 2019
3	Pikachu Shipping Co. (“Pikachu”)	Marshall Islands	M/V Magic Moon	76,602	2005	October 2019
4	Bagheera Shipping Co. (“Bagheera”)	Marshall Islands	M/V Magic Rainbow	73,593	2007	August 2020
5	Pocahontas Shipping Co. (“Pocahontas”)	Marshall Islands	M/V Magic Horizon	76,619	2010	October 2020
6	Jumaru Shipping Co. (“Jumaru”)	Marshall Islands	M/V Magic Nova	78,833	2010	October 2020
7	Super Mario Shipping Co. (“Super Mario”)	Marshall Islands	M/V Magic Venus	83,416	2010	March 2021
8	Pumba Shipping Co. (“Pumba”)	Marshall Islands	M/V Magic Orion	180,200	2006	March 2021
9	Kabamaru Shipping Co. (“Kabamaru”)	Marshall Islands	M/V Magic Argo	82,338	2009	March 2021
10	Luffy Shipping Co. (“Luffy”)	Marshall Islands	M/V Magic Twilight	80,283	2010	April 2021
11	Liono Shipping Co. (“Liono”)	Marshall Islands	M/V Magic Thunder	83,375	2011	April 2021
12	Stewie Shipping Co. (“Stewie”)	Marshall Islands	M/V Magic Vela	75,003	2011	May 2021
13	Snoopy Shipping Co. (“Snoopy”)	Marshall Islands	M/V Magic Nebula	80,281	2010	May 2021
14	Mulan Shipping Co. (“Mulan”)	Marshall Islands	M/V Magic Starlight	81,048	2015	May 2021
15	Cinderella Shipping Co. (“Cinderella”)	Marshall Islands	M/V Magic Eclipse	74,940	2011	June 2021
16	Rocket Shipping Co. (“Rocket”)	Marshall Islands	M/T Wonder Polaris	115,351	2005	March 2021
17	Gamora Shipping Co. (“Gamora”)	Marshall Islands	M/T Wonder Sirius	115,341	2005	March 2021
18	Starlord Shipping Co. (“Starlord”)	Marshall Islands	M/T Wonder Vega	106,062	2005	May 2021
19	Hawkeye Shipping Co. (“Hawkeye”)	Marshall Islands	M/T Wonder Avior	106,162	2004	May 2021
20	Elektra Shipping Co. (“Elektra”)	Marshall Islands	M/T Wonder Arcturus	106,149	2002	May 2021
21	Vision Shipping Co. (“Vision”)	Marshall Islands	M/T Wonder Mimosa	36,718	2006	May 2021
22	Colossus Shipping Co. (“Colossus”)	Marshall Islands	M/T Wonder Musica	106,290	2004	June 2021

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information (continued):

23	Xavier Shipping Co. (“Xavier”)	Marshall Islands	M/T Wonder Formosa	36,660	2006	June 2021
24	Songoku Shipping Co. (“Songoku”)	Marshall Islands	M/V Magic Pluto	74,940	2013	August 2021
25	Asterix Shipping Co. (“Asterix”)	Marshall Islands	M/V Magic Perseus	82,158	2013	August 2021
26	Johnny Bravo Shipping Co. (“Johnny Bravo”)	Marshall Islands	M/V Magic Mars	76,822	2014	September 2021
27	Garfield Shipping Co. (“Garfield”)	Marshall Islands	M/V Magic Phoenix	76,636	2008	October 2021
28	Drax Shipping Co. (“Drax”)	Marshall Islands	M/T Wonder Bellatrix	115,341	2006	December 2021
29	Mickey Shipping Co. (“Mickey”)	Marshall Islands	M/V Magic Callisto	74,930	2012	January 2022

Consolidated non-vessel owning subsidiaries:

1	Castor Maritime SCR Corp. (1)

(1)	Incorporated under the laws of the Marshall Islands, this entity serves as the Company’s vessel owning subsidiaries’ cash manager with effect from November 1, 2021.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022 (the “2021 Annual Report”).

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2022, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company's significant accounting policies can be found in the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report. There have been no material changes to these policies in the three-month period ended March 31, 2022.

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which are expected to have a material effect on the Company’s unaudited interim consolidated condensed financial statements in the current period.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties:

During the three-month periods ended March 31, 2021, and 2022, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Three months ended March 31,	Three months ended March 31,
	2021	2022
Management fees-related parties
Management fees – Pavimar (a)	$546,600	$1,566,000
Management fees – Castor Ships (c)	227,750	652,500

Included in Voyage expenses
Charter hire commissions – Castor Ships (c)	$83,712	$702,509

Included in Interest and finance costs
Interest expenses (b) – Thalassa	$75,000	$—

Included in General and administrative expenses
Administration fees – Castor Ships (c)	$300,000	$300,000

Included in Vessels’ cost
Sale & purchase commission – Castor Ships (c)	$750,500	$235,500

As of December 31, 2021, and March 31, 2022, balances with related parties consisted of the following:

	December 31, 2021	March 31, 2022
Assets:
Due from Pavimar (a) – current	$—	$850,958
Due from Pavimar (a) – non-current	810,437	—
Liabilities:
Due to Pavimar (a) – current	3,909,885	—
Voyage commissions, management fees and other expenses due to Castor Ships (c)	597,684	426,941

(a)	Pavimar:

Each of the Company’s ship-owning subsidiaries has entered into separate vessel management agreements with Pavimar (the “Technical Management Agreements”), a company controlled by Ismini Panagiotidis, the sister of Petros Panagiotidis (see Note 1). Pursuant to the terms of the Technical Management Agreements, Pavimar provides the Company with a wide range of shipping services, including crew management, technical management, operational management, insurance management, provisioning, bunkering, vessel accounting and audit support services, which it may choose to subcontract to other parties at its discretion, in exchange for a daily fee. With effect from September 1, 2020, each of the ship-owning subsidiaries pay Pavimar a daily management fee of $600 per vessel. This daily fee may be also subject to an annual review on their anniversary date. The Technical Management Agreements have a term of five years, and such term automatically renews for a successive five-year term on each anniversary of their effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Technical Management Agreements are terminated by the shipowning subsidiaries other than by reason of default by Pavimar, a termination fee equal to four times the total amount of the daily management fee calculated on an annual basis shall be payable from the shipowning subsidiaries to Pavimar.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties (continued):

As of March 31, 2022, Pavimar had subcontracted the technical management of three of the Company’s dry bulk vessels and nine of its tanker vessels and the operational management of three of its tanker vessels to third-party ship-management companies. These third-party management companies provide technical and operational management to the respective vessels for a fixed annual fee which is paid by Pavimar at its own expense. In connection with the subcontracting services rendered by the third-party ship-management companies, the Company had, as of December 31, 2021, paid Pavimar working capital guarantee deposits aggregating the amount of $1,568,689, of which $758,252 are included in Due to related party, current and $810,437 are presented in Due from related party, non-current in the accompanying unaudited interim consolidated balance sheets. As of March 31, 2022, the Company had paid Pavimar working capital guarantee deposits aggregating the amount of $1,568,689, which are included in Due from related party, current in the accompanying unaudited interim consolidated balance sheets. In addition, Pavimar and its subcontractor third-party managers make payments for operating expenses with funds paid from the Company to Pavimar. As of December 31, 2021, and March 31, 2022, amounts of $4,668,137 and $717,731 were owed to Pavimar in relation to payments made by Pavimar on behalf of the Company net of working capital advances granted to it. As a result, as of March 31, 2022, a net amount of $850,958 was owed by Pavimar to the Company, which is presented in Due from related party, current, in the accompanying unaudited interim consolidated balance sheet.

During the three months ended March 31, 2021, and 2022, the Company incurred management fees under the Technical Management Agreements amounting to $546,600, and $1,566,000, respectively, which are presented in Management fees to related parties in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

(b) Thalassa:

$5.0 Million Term Loan Facility

On August 30, 2019, the Company entered into a $5.0 million unsecured term loan with Thalassa, the proceeds of which were used to partly finance the acquisition of the M/V Magic Sun. The Company drew down the entire loan amount on September 3, 2019. The facility bore a fixed interest rate of 6.00% per annum and initially had a bullet repayment on March 3, 2021, which, pursuant to a supplemental agreement dated March 2, 2021, was granted a six-month extension. At its extended maturity, on September 3, 2021, the Company repaid $5.0 million of principal and $609,167 of accrued interest due and owing from it to Thalassa and, as a result, the Company, with effect from that date, was discharged from all its liabilities and obligations under this facility.

During the three months ended March 31, 2021, the Company incurred interest costs in connection with the above facility amounting to $75,000, which are included in Interest and finance costs in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

(c) Castor Ships:

On September 1, 2020, the Company and its shipowning subsidiaries entered into a master management agreement (the “Master Agreement”) with Castor Ships. Pursuant to the terms of the Master Agreement each of the Company’s shipowning subsidiaries also entered into separate commercial ship management agreements with Castor Ships (the “Commercial Ship Management Agreements” and together with the Master Agreement, the “Castor Ships Management Agreements”).

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties (continued):

Under the terms of the Castor Ships Management Agreements, Castor Ships manages overall the Company’s business and provides commercial ship management, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial functions, handling all the Company’s vessel sale and purchase transactions, undertaking related shipping project and management advisory and support services, as well as other associated services requested from time to time by the Company and its shipowning subsidiaries. In exchange for these services, the Company and its subsidiaries pay Castor Ships (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of the Company’s business, (ii) a daily fee of $250 per vessel for the provision of the services under the Commercial Ship Management Agreements, (iii) a commission rate of 1.25% on all charter agreements arranged by Castor Ships and (iv) a commission of 1% on each vessel sale and purchase transaction.

The Castor Ships Management Agreements have a term of five years, and such term automatically renews for a successive five-year term on each anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Castor Ships Management Agreements are terminated by the Company or are terminated by Castor Ships due to a material breach of the Master Agreement by the Company or a change of control in the Company, Castor Ships shall be entitled to a termination fee equal to four times the total amount of the flat management fee and the per vessel management fees calculated on an annual basis. The Commercial Ship Management Agreements also provide that the management fees may be subject to an annual review on their anniversary.

During the three months ended March 31, 2021 and 2022, the Company incurred (i) management fees amounting to $300,000 in each period for the management and administration of the Company’s business, which are included in General and administrative expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive income, (ii) management fees amounting to $227,750 and $652,500, respectively, for the provision of the services under the Commercial Ship Management Agreements which are included in Management fees to related parties in the accompanying unaudited interim condensed consolidated statements of comprehensive income, (iii) charter hire commissions amounting to $83,712 and $702,509, respectively, which are included in Voyage expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss) and (iv) sale and purchase commission amounting to $750,500 and $235,500, respectively, which are included in Vessels, net in the accompanying unaudited interim consolidated balance sheets.

(d) Vessel Acquisition:

On January 4, 2022, the Company’s wholly owned subsidiary, Mickey, pursuant to a purchase agreement entered into on December 17, 2021, took delivery of the M/V Magic Callisto, a Japanese-built Panamax dry bulk carrier acquired from a third-party in which a family member of Petros Panagiotidis had a minority interest. The vessel was purchased for $23.55 million. The terms of the transaction were negotiated and approved by a special committee of disinterested and independent directors of the Company. The M/V Magic Callisto acquisition was financed with cash on hand.

4.	Deferred charges, net:

The movement in deferred dry-docking costs, net in the accompanying unaudited interim consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2021	$4,862,824
Transfer to Prepaid expenses and other assets	(550,000)
Amortization	(424,604)
Balance March 31, 2022	$3,888,220

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

5.	Vessels, net/ Advances for vessel acquisition:

(a) Vessels, net:

The amounts in the accompanying unaudited interim consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2021	410,054,143	(16,088,214)	393,965,929
Acquisitions, improvements, and other vessel costs	21,285,086	—	21,285,086
Transfers from Advances for vessel acquisition (b)	2,368,165	—	2,368,165
Period depreciation	—	(5,657,202)	(5,657,202)
Balance March 31, 2022	433,707,394	(21,745,416)	411,961,978

Vessel Acquisitions and other Capital Expenditures:

On January 4, 2022, the Company took delivery of one dry bulk carrier, the M/V Magic Callisto, which it acquired for a cash consideration of $23.55 million (Note 3(d)). As of March 31, 2022, 18 of the 29 vessels in the Company’s fleet having an aggregate carrying value of $261.9 million were first priority mortgaged as collateral to their loan facilities (Note 6).

(b)	Advances for vessel acquisition

The amounts in the accompanying unaudited interim consolidated balance sheets are analyzed as follows:

Vessel Cost
Balance December 31, 2021	$2,368,165
Transfer to Vessels, net (a)	(2,368,165)
Balance March 31, 2022	$—

During the three months ended March 31, 2022, the Company took delivery of the vessel discussed under (a) above and, hence, advances paid within 2021 for this vessel were transferred from Advances for vessel acquisitions to Vessels, net.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

6.	Long-Term Debt:

The amount of long-term debt shown in the accompanying unaudited interim consolidated balance sheet of March 31, 2022, is analyzed as follows:

		Year/ Period Ended
Loan facilities	Borrowers	December 31, 2021	March 31, 2022
$11.0 Million Term Loan Facility (a)	Spetses- Pikachu	$7,800,000	$7,400,000
$4.5 Million Term Loan Facility (b)	Bistro	3,450,000	3,300,000
$15.29 Million Term Loan Facility (c)	Pocahontas- Jumaru	13,877,000	13,406,000
$18.0 Million Term Loan Facility (d)	Rocket- Gamora	16,300,000	15,450,000
$40.75 Million Term Loan Facility (e)	Liono-Snoopy-Cinderella-Luffy	39,596,000	38,442,000
$23.15 Million Term Loan Facility (f)	Bagheera-Garfield	22,738,500	21,504,000
$55.00 Million Term Loan Facility (g)	Mulan- Johnny Bravo-Songoku-Asterix-Stewie	—	55,000,000
Total long-term debt		$103,761,500	$154,502,000
Less: Deferred financing costs		(1,720,101)	(2,202,402)
Total long-term debt, net of deferred finance costs		$102,041,399	152,299,598

Presented:
Current portion of long-term debt		$16,688,000	$30,653,000
Less: Current portion of deferred finance costs		(596,277)	(799,366)
Current portion of long-term debt, net of deferred finance costs		$16,091,723	$29,853,634

Non-Current portion of long-term debt		87,073,500	123,849,000
Less: Non-Current portion of deferred finance costs		(1,123,824)	(1,403,036)
Non-Current portion of long-term debt, net of deferred finance costs		$85,949,676	$122,445,964

a.	$11.0 Million Term Loan Facility:

Details of the Company’s $11.0 million senior secured credit facility with Alpha Bank S.A (the “$11.0 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

b.	$4.5 Million Term Loan Facility:

Details of the Company’s $4.5 million senior secured credit facility with Chailease International Financial Services Co. Ltd. (the “$4.5 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

c.	$15.29 Million Term Loan Facility

Details of the Company’s $15.29 million senior secured credit facility with Hamburg Commercial Bank AG, (the “$15.29 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

6.	Long-Term Debt (continued):

d.	$18.0 Million Term Loan Facility

Details of the Company’s $18.0 million senior secured credit facility with Alpha Bank S.A., (the “$18.0 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

e.	$40.75 Million Term Loan Facility

Details of the Company’s $40.75 million senior secured credit facility with Hamburg Commercial Bank AG, (the “$40.75 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

f.	$23.15 Million Term Loan Facility

Details of the Company’s $23.15 million senior secured credit facility with Chailease International Financial Services (Singapore) Pte. Ltd., (the “$23.15 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

g.	$55.0 Million Term Loan Facility

On January 12, 2022, the Company entered into a $55.0 million senior secured term loan facility with Deutsche Bank AG (the “$55 Million Term Loan Facility”), through and secured by five of the Company’s dry bulk ship-owning subsidiaries, those owning the M/V Magic Starlight, M/V Magic Mars, M/V Magic Pluto, M/V Magic Perseus and the M/V Magic Vela, and guaranteed by the Company. The loan was drawn down in full in five tranches on January 13, 2022. This facility has a tenor of five years from the drawdown date, bears interest at a 3.15% margin over adjusted SOFR per annum and is repayable in (a) twenty (20) quarterly instalments (1 to 6 in the amount of $3,535,000, 7 to 12 in the amount of $1,750,000 and 13 to 20 in the amount of $1,340,000) and (b) a balloon installment in the amount of $12.57 million, such balloon instalment payable at maturity together with the last repayment instalment. This facility contains a standard security package including a first preferred cross-collateralized mortgage on the vessels owned by the borrowers, pledge of bank accounts, charter assignments, shares pledge, a general assignment over the vessel’s earnings, insurances, and any requisition compensation in relation to the vessel owned by the borrower, and managers’ undertakings and is guaranteed by the Company. Pursuant to the terms of this facility, the borrowers are subject to (i) a specified minimum security cover requirement, which is the maximum ratio of the aggregate principal amounts due under the facility to the aggregate market value of the mortgaged vessels plus the value of the dry-dock reserve accounts referred to below and any additional security, and (ii) to certain minimum liquidity restrictions requiring the Company to maintain certain blocked and free liquidity cash balances with the lender, to maintain and gradually fund certain dry-dock reserve accounts in order to ensure the payment of any costs incurred in relation to the next dry-docking of each mortgaged vessel, as well as to certain customary, for this type of facilities, negative covenants. Moreover, the facility contains certain financial covenants requiring the Company as guarantor to maintain (i) a ratio of net debt to assets adjusted for the market value of the Company’s fleet of vessels, to net interest expense ratio above a certain level, (ii) an amount of unencumbered cash above a certain level and, (iii) the Company’s trailing 12 months EBITDA to net interest expense ratio not to fall below a certain level.

As of December 31, 2021, and March 31, 2022, the Company was in compliance with all financial covenants prescribed in its debt agreements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

6.	Long-Term Debt (continued):

Restricted cash as of March 31, 2022, current and non-current, includes (i) $8.3 million of minimum liquidity deposits required pursuant to the $11.0 Million Term Loan Facility, the $18.0 Million Term Loan Facility, the $15.29 Million Term Loan Facility, the $40.75 Million Term Loan Facility and the $55.0 Million Term Loan Facility discussed above, (ii) $0.9 million in the dry-dock reserve accounts required under the $15.29 Million Term Loan Facility, the $40.75 Million Term Loan Facility and the $55.00 Million Term Loan Facility discussed above, and (iii) $1.4 million of retention deposits.

Restricted cash as of December 31, 2021, current and non-current, includes (i) $4.6 million of minimum liquidity deposits required pursuant to the $11.0 Million Term Loan Facility, the $18.0 Million Term Loan Facility, the $15.29 Million Term Loan Facility and the $40.75 Million Term Loan Facility discussed above, (ii) $0.2 million in the dry-dock reserve accounts required under the $15.29 Million Term Loan Facility and the $40.75 Million Term Loan Facility discussed above, and (iii) $1.4 million of retention deposits.

The annual principal payments for the Company’s outstanding debt arrangements as of March 31, 2022, required to be made after the balance sheet date, are as follows:

Twelve-month period ending March 31,	Amount
2023	$30,653,000
2024	24,630,000
2025	32,458,400
2026	19,355,400
2027	47,405,200
Total long-term debt	$154,502,000

The weighted average interest rate on the Company’s long-term debt for the three months ended March 31, 2021, and 2022 was 4.2% and 3.6% respectively.

Total interest incurred on long-term debt for the three months ended March 31, 2021, and 2022, amounted to $0.3 million and $1.3 million respectively, and is included in Interest and finance costs (Note 14) in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

7.	Equity Capital Structure:

Under the Company's Articles of Incorporation, as amended, the Company's authorized capital stock consists of 2,000,000,000 shares, par value $0.001 per share, of which 1,950,000,000 shares are designated as common shares and 50,000,000 shares are designated as preferred shares. For a further description of the terms and rights of the Company’s capital stock and details of its previous equity transactions please refer to Note 8 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 Annual Report.

June 2021 at-the-market common stock offering program, as amended on March 31, 2022 (the “ATM Program”)

On June 14, 2021 (the “ATM Program Effective Date”), the Company entered into an equity distribution agreement which was amended and restated on March 31, 2022 (the “Equity Distribution Agreement’). Under the Equity Distribution Agreement, until June 14, 2022, the Company may, from time to time, offer and sell its common shares through an at-the-market offering (the “ATM Program”), having an aggregate offering price of up to $150.0 million. No warrants, derivatives, or other share classes were associated with this transaction. From the ATM Program Effective Date through to March 31, 2022, the Company had raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $12.9 million and $12.4 million, respectively, by issuing and selling 4,654,240 common shares under the ATM Program.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

7.	Equity Capital Structure (continued):

Reverse Stock Split

On May 28, 2021, the Company effected a one-for-ten reverse stock split of its common stock without any change in the number of authorized common shares. All share and per share amounts, as well as warrant shares eligible for purchase under the Company's effective warrant schemes in the accompanying unaudited interim condensed consolidated financial statements have been retroactively adjusted to reflect the reverse stock split.

8.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable and amounts due from related party. The principal financial liabilities of the Company consist of trade accounts payable, amounts due to related parties and long-term debt.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

◾
Cash and cash equivalents, restricted cash, accounts receivable trade, net, amounts due from/to related party/(ies) and accounts payable: The carrying values reported in the accompanying unaudited interim consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents and restricted cash, current are considered Level 1 items as they represent liquid assets with short term maturities. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current and is considered Level 1 item of the fair value hierarchy. The carrying value of these instruments is reflected in the accompanying unaudited interim consolidated balance sheets.

◾
Long-term debt: The secured credit facilities discussed in Note 6, have a recorded value which is a reasonable estimate of their fair value due to their variable interest rate and are thus considered Level 2 items in accordance with the fair value hierarchy as LIBOR and SOFR rates are observable at commonly quoted intervals for the full terms of the loans.

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition.

9.	Commitments and contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

9.	Commitments and contingencies (continued):

(a)	Commitments under contracts for ballast water treatment system (“BWTS”) installation

The Company has entered into a contract to purchase and install BWTS on five of its dry bulk carriers and five of its tanker vessels. As of March 31, 2022, the Company had completed and put into use the BWTS installation on one of these five dry bulk carriers, the M/V Magic Sun, and one of the five tanker vessels, the M/T Wonder Mimosa, whereas the contracted BWTS system installations on the remaining eight vessels are expected to be concluded during the remaining of 2022. It is estimated that the contractual obligations related to these purchases, excluding installation costs, will be on aggregate approximately €2.8 million (or $3.2 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1136 as of March 31, 2022), of which €2.1 million (or $2.3 million) are due in 2022 and €0.7 million (or $0.9 million) are due in 2023. These costs will be capitalized and depreciated over the remainder of the life of each vessel.

(b)	Commitments under long-term lease contracts

The following table sets forth the Company’s future minimum contracted lease payments (gross of charterers’ commissions), based on vessels’ commitments to non-cancelable fixed time charter contracts as of March 31, 2022. The calculation does not include any assumed off-hire days.

Twelve-month period ending March 31,	Amount
2023	$36,627,087
Total	$36,627,087

10.	Earnings Per Share:

The Company calculates earnings per share by dividing net income available to common shareholders in each period by the weighted-average number of common shares outstanding during that period. As further disclosed under Note 8 of the 2021 Annual Report, the Series A Preferred Shares were redeemed in full on December 8, 2021 and dividends on the Series A Preferred Shares did not accrue nor accumulate during the period from July 1, 2019 through their redemption date. As a result, no dividend effect from the Series A Preferred Shares has been considered in the earnings per share calculations in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

Diluted earnings per share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the three months ended March 31, 2021, the denominator of diluted earnings per common share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the shares were outstanding with respect to warrants that were outstanding during that period. For the three months ended March 31, 2022, the effect of the warrants outstanding during that period and as of that date, would be antidilutive, hence were excluded from the computation of diluted earnings per share. As a result, for the three months ended March 31, 2022, “Basic earnings per share” equaled “Diluted earnings per share”. The components of the calculation of basic and diluted earnings per common share in each of the periods comprising the accompanying unaudited interim condensed consolidated statements of comprehensive income are as follows:

	Three months ended March 31,	Three months ended March 31,
	2021	2022
Net income and comprehensive income	$1,127,060	$19,976,288

Weighted average number of common shares outstanding, basic	57,662,495	94,610,088
Earnings per common share, basic	0.02	0.21

Plus: Dilutive effect of warrants	5,619,118	—
Weighted average number of common shares outstanding, diluted	63,281,613	94,610,088
Earnings per common share, diluted	$0.02	$0.21

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

11.	Vessel Revenues:

The following table includes the voyage revenues earned by the Company by type of contract (time charters, voyage charters and pool agreements) in each of the three-month periods ended March 31, 2021, and 2022, as presented in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Three months ended March 31,	Three months ended March 31,
	2021	2022
Time charter revenues	6,972,853	40,797,210
Voyage charter revenues	—	10,734,868
Pool revenues	—	3,109,235
Total Vessel revenues	$6,972,853	$54,641,313

As of March 31, 2022, trade accounts receivable, net increased by $4,567,826 and deferred revenue decreased by $1,497,300, from $3,927,833 to $2,430,533, as compared to December 31, 2021. These changes were mainly attributable to the timing of collections and the timing of commencement of revenue recognition.

As of December 31, 2021, and March 31, 2022, deferred assets related to revenue contracts amounted to $191,234 and $375,127, respectively, and are presented under Deferred charges, net (Current) in the accompanying unaudited interim consolidated balance sheets. This change was mainly attributable to the timing of commencement of revenue recognition.

The balance of deferred contract fulfilment costs and deferred revenue as of March 31, 2022, is expected to be recognized in earnings within the second quarter of 2022, as the performance obligations under the respective contracts will be satisfied in that period.

12.	Vessel Operating and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Three months ended March 31,	Three months ended March 31,
Vessel Operating Expenses	2021	2022
Crew & crew related costs	1,984,388	8,038,413
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	680,350	4,019,195
Lubricants	192,169	853,168
Insurances	239,810	1,315,205
Tonnage taxes	61,942	236,866
Other	147,598	901,271
Total Vessel operating expenses	$3,306,257	$15,364,118

	Three months ended March 31,	Three months ended March 31,
Voyage expenses	2021	2022
Brokerage commissions	89,945	796,794
Brokerage commissions- related party	83,712	702,509
Port & other expenses	116,061	2,033,260
Bunkers consumption	90,654	5,834,195
Gain on bunkers	(807,344)	(1,135,987)
Total Voyage expenses	$(426,972)	$8,230,771

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

13.	General and Administrative Expenses:

General and administrative expenses are analyzed as follows:

	Three months ended March 31,	Three months ended March 31,
	2021	2022
Audit fees	$79,866	$58,310
Non-executive directors’ compensation	12,000	18,000
Other professional fees	347,365	545,397
Administration fees-related party (Note 3(c))	300,000	300,000
Total	$739,231	$921,707

14.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Three months ended March 31,	Three months ended March 31,
	2021	2022
Interest on long-term debt	$228,134	$1,333,878
Interest on long-term debt – related party (Note 3 (b))	75,000	—
Amortization of deferred finance charges	47,603	218,277
Other finance charges	29,079	81,679
Total	$379,816	$1,633,834

15.	Segment Information:

The table below presents information about the Company’s reportable segments as of and for the three months ended March 31, 2021, and 2022. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s unaudited interim consolidated financial statements. Segment results are evaluated based on income from operations.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

15.	Segment Information (continued):

	Three months ended March 31,			Three months ended March 31,
	2021			2022
	Dry bulk segment	Aframax/LR2 tanker segment	Total	Dry bulk segment	Aframax/LR2 tanker segment	Handysize tanker segment	Total
- Time charter revenues	$6,399,663	$573,190	$6,972,853	$37,810,865	$2,986,345	$—	$40,797,210
- Voyage charter revenues	—	—	—	—	10,734,868	—	10,734,868
- Pool revenues	—	—	—	—	1,190,819	1,918,416	3,109,235
Vessel revenues, net	$6,399,663	$573,190	$6,972,853	$37,810,865	$14,912,032	$1,918,416	$54,641,313
Voyage expenses (including charges from related parties)	465,392	(38,420)	426,972	(989,453)	(7,204,149)	(37,169)	(8,230,771)
Vessel operating expenses	(3,116,266)	(189,991)	(3,306,257)	(10,127,404)	(4,208,100)	(1,028,614)	(15,364,118)
Management fees to related parties	(689,350)	(85,000)	(774,350)	(1,530,000)	(535,500)	(153,000)	(2,218,500)
Depreciation and amortization	(1,025,357)	(63,191)	(1,088,548)	(4,272,809)	(1,460,033)	(348,964)	(6,081,806)
Segments operating income (1)	$2,034,082	$196,588	$2,230,670	$20,891,199	$1,504,250	$350,669	$22,746,118
Less: Unallocated corporate general and administrative expenses	—	—	(739,231)	—	—	—	(921,707)
Total consolidated operating income	$2,034,082	$196,588	$1,491,439	$20,891,199	$1,504,250	$350,669	$21,824,411

(1)	Does not include unallocated corporate general and administrative expenses amounting to $739,231 and $921,707 in each of the three months ended March 31, 2021, and 2022, respectively.

A reconciliation of total segment assets to total assets presented in the accompanying unaudited interim consolidated balance sheets of December 31, 2021, and March 31, 2022, is as follows:

	As of December 31, 2021	As of March 31, 2022
Dry bulk segment	$314,407,704	$339,357,727
Aframax tanker segment	104,953,507	104,168,718
Handysize tanker segment	19,093,379	17,744,690
Cash and cash equivalents (1)	23,950,795	67,057,675
Prepaid expenses and other assets (1)	508,057	569,813
Total consolidated assets	$462,913,442	$528,898,623

(1) Refers to assets of other entities (Castor Maritime Inc. and Castor Maritime SCR Corp.) included in the unaudited interim condensed consolidated financial statements.

16.	Subsequent Events:

Sale of the M/T Wonder Arcturus: On May 2, 2022, the Company entered into an agreement with a third party for the sale of the M/T Wonder Arcturus at a price of $13.15 million. The conclusion of the sale agreement is subject to the execution of definitive documentation customary for this type of transactions. The vessel is expected to be delivered to its new owner during the second quarter of 2022. The Company expects to record during the second quarter of 2022 a net gain on the sale of the M/T Wonder Arcturus of approximately $3.8 million, excluding any transaction related costs.